June 22, 2011

By Facsimile to 312-701-2361

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re: First Trust Exchange-Traded Fund IV
File Nos. 333-174332, 811-22559

Dear Mr. Warren:

We have reviewed the registration statement on Form N-1A filed May 19, 2011, on behalf of First Trust Exchange-Traded Fund IV (the "Trust") with respect to its initial series, the First Trust North American Energy Infrastructure Fund (the "Fund"). We have the following comments.

Prospectus

Cover Page

1. Please delete the last sentence in the paragraph on the cover page that describes the Fund and its organization as an exchange-traded fund, because the information it provides is not required and impedes understanding of other required information.

2. Please either delete the bank legend shown on the cover page or confirm to us supplementally that the Fund expects to be offered or sold through an insured depository institution.

Example (p. 1)

3. Please change the narrative explanation in the Example so that the first sentence in the second paragraph ends immediately after the words "periods indicated."

4. If no payments may be made under the Fund's 12b-1 plan until at least three years after the effective date of the registration statement, please shorten the second sentence of the second paragraph by ending it immediately after the words "current levels."   If such

payments may be made during a period that begins at least one year after the effective date of the registration statement, however, please cite the date that has been omitted at the end of the second sentence and calculate the figures in the Example assuming the fees will be charged after that date. In either case, please delete the entire third sentence of the second paragraph.

Principal Investment Strategies (p. 2)

5. The prospectus states that "the Fund will invest at least 80% of its net assets in equity securities of companies deemed to be engaged in the energy infrastructure segment of the energy and utilities sectors."

(a) Please insert the words "plus the amount of any borrowings for investment purposes" as a parenthetical between "net assets" and "in equity securities' in the above-quoted statement.

(b) Please briefly describe what the "energy infrastructure segment of the energy and utilities sectors" encompasses. Given the Fund's name, please explain the basis for including utility companies in the Fund's 80% investment policy. See also Comments 10 and 24, below, regarding the Fund's concentration policy.

(c) Please identify the party who will make the decision that a company may be "deemed" to be an energy infrastructure company.

6. The prospectus indicates that, for purposes of meeting the 80% investment requirement of Rule 35d-1, the Fund's investments will be in companies that are "domiciled" in the United States and Canada. What does "domiciled" mean in this context? Please also make it clear how such investments would be tied economically to the region.

7. The prospectus states, at page 1, that the Fund's investment objective is to seek total return. The first sentence in the second paragraph of this section states, however, that the Fund's investment objective is to seek total return with an emphasis on current distribution and dividends.

(a) To resolve this inconsistency, we suggest you delete the reference to total return in this sentence and merely indicate that the Fund will emphasize current distributions and dividends.

(b) Please describe the Fund's strategy to focus on "steady fee for service income" and limit "cyclical energy exposure" clearly and in more detail

8. The prospectus states that the Fund may use derivatives as a hedge against interest rate and market risks.

(a)   Please specify the particular types of derivatives the Fund expects to use principally for these purposes and the extent to which it expects to use them. See letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. http://www.sec.gov/divisions/investment/guidance/ici073010.pdf

(b) As a related matter, please state the reasons why the Fund's use of derivatives is fully consistent with the terms of an application on which exemptive relief was previously granted, even though the Fund was not a named applicant in the matter.   See Investment Company Act Release No. 28468 (Oct. 27, 2008)

9. The prospectus refers to unspecified foreign currency denominated investments by the Fund.   Please state expressly whether these investments are expected to be denominated in Canadian or some other foreign currency. Please also revise the principal risk sections in the summary titled "Non-U.S. Securities" and "Currency Risk," as appropriate, for consistency with this comment.

10. It appears from our review that the Fund will concentrate its investments in the energy infrastructure or some related industry.   If so, please disclose the Fund's concentration policy in this section. See Item 9(b)(1), Instr. 4.   As this section suggests that the Fund will concentrate its investments in a specific industry or group of industries, if the Fund does not intend to concentrate in an industry, please provide us with a written legal analysis to fully explain and justify that position.   See also Comment 24, below.

Principal Risks (p. 2)

11.   Non-Diversification Risk   Please delete the first two sentences of this section and begin the third sentence with the words "(B)ecause the Fund is non-diversified, it" inserted before "may invest' and in lieu of "(T)he Fund."

12.   Energy Infrastructure Companies Risk   This section is unnecessarily long. Please revise it appropriately.

13. Utilities Companies Risk   Please revise this section to describe the principal risks associated with the types of utility companies in which the Fund expects to invest for purposes of its 80% investment policy.

14. MLP Risk   Please revise this section, as appropriate, to differentiate the risks associated with the different types of MLPs and MLP related entities in which the Fund expects to invest. Also, if shareholders who invest in the Fund through in-kind contributions are treated differently for tax purposes, please disclose the risks involved, including, for example, any risks associated with distributions representing returns of capital.

15. Canadian Energy Infrastructure Trust Risk   Please revise this section to disclose the extent to which the Fund expects to invest in these securities or other grounds for treating

these investments as a principal risk.   To the extent appropriate, please also revise the section describing the Fund's principal strategies above to provide more details about the Fund's investments in these securities.

Management (p. 5)

16.   Item 5 requires the name, title and length of service of portfolio managers, Accordingly, please delete the first sentence under the heading "Portfolio Managers," since it contains information that is neither required nor permitted.   See Instr. 2, Item 5(b).

Tax Information (p. 5)

17. Because it is neither required nor permitted language, please delete the words "are taxable and" in the sentence that provides the disclosure required by Item 7 of Form N-1A.

18. Please also add a statement, reflecting the position of our office on such disclosure, that distributions on shares held in a tax deferred account, while not immediately taxable, will be subject to tax when the shares are no longer held in a tax deferred vehicle.

Additional Information on the Fund's Investment Strategies (p. 6)

19.   Please revise the second paragraph of this section, to the extent feasible and appropriate, to make more fully clear the process by which the Sub-Advisor intends to make investment decisions on a daily basis. We believe the use of technical terms like "earnings models" and related "analytics," for example, makes this passage unnecessarily difficult to understand, and, accordingly, such terms should be deleted or changed to make it easier for the reader to understand the investment selection process.

Fund Investments (p. 6)

20.   Please revise this section generally to clearly distinguish between principal and non-principal investments.

Additional Risks of Investing in the Fund (p. 10)

21.   Please revise this section as appropriate to distinguish between principal and non-principal risks.

Management of the Fund (p. 12)

22. Please revise the description of First Trust's responsibilities as the Fund's adviser, at page 12, and the virtually identical description of EIP's responsibilities in its capacity as sub-advisor, at page 13, to clearly disclose the nature and extent of the different services to be provided, respectively, by First Trust and EIP.

Statement of Additional Information

Investment Objective and Policies (p. 4)

23.   The SAI recites as a fundamental policy, at page 4, that the Fund may not issue senior securities, except as permitted under the 1940 Act. Please add a statement in this section indicating what the 1940 Act currently permits.

24.   The SAI recites as a fundamental policy, at page 5, that the Fund will not concentrate its investments in any industry or group of industries. The statement of the Fund's concentration policy goes on to indicate, however, that the Fund will concentrate its investments in energy infrastructure companies.   Please revise the Fund's concentration policy to make clear whether or not the energy infrastructure business may properly be deemed an industry.   See Item 16(c)(1)(iv) of Form N-1A.

Management of the Fund (p. 20)

25.   In the table that begins at page 21 of the SAI, please add the phrase "during the past 5 years" at the end of the caption above the column listing other board positions held by trustees.

26.   The information disclosed under "Unitary Board Leadership Structure" does not discuss the basis for the decision to have an interested chairman. Please revise this section to address that question.

General

 We note that the initial registration statement omits certain required and other information. We may have comments on these items, including, for example, required numerical and other information omitted from the fee table, when it is added later by pre-effective amendment.

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 Your response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please so indicate in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

 Notwithstanding our comments, at the time the Trust requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of this filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that the parties requesting acceleration are aware of their respective responsibilities. If our comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date pursuant to our delegated authority.

If you have any questions or concerns regarding these matters you wish to discuss, please feel free to call me directly at (202) 551-6968.

Sincerely,

H.R. Hallock, Jr.
Senior Counsel